Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We consent to the incorporation by reference in the registration statement (No. 333-154361) on Form S-8 of Emerson Electric Co. of our report dated February 17, 2020, with respect to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2018 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2019, which report appears in the September 30, 2019 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

/s/ KPMG LLP
St. Louis, Missouri
February 17, 2020